

July 30, 2014

<u>Via E-mail</u>
Mr. Craig W. Safian
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902

      Re: Gartner, Inc.
             Form 10-K for year ended December 31, 2013
             Filed on February 26, 2014
             File No. 001-14443

Dear Mr. Safian:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Obligations and Commitments, page 28</u>

<u>Contractual Cash Commitments, page 29</u>

1.   It appears that the amounts for your Deferred compensation arrangement relates to your supplemental deferred compensation plan, which is structured as a rabbi trust. Please tell us how you determined it was not necessary to disclose the cash requirements for your defined benefit pension plans. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements, page 44

8 – Stock-based Compensation, page 54

Restricted Stock Units, page 56

2.   Please tell us how you determined it is appropriate to expense your performance-based RSUs on an accelerated basis. Please refer to ASC 718.

12 – Fair Value Disclosures, page 62

3.   We note your table on page 63. In future periodic filings, please disaggregate your fair value information by level 1, 2 or 3 within your table. Please refer to paragraphs 2 and 8 of ASC 820-10-50.

Form 10-Q for the quarterly period ended March 31, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 7

Note 1 – Business and Basis of Presentation, page 7

Acquisition, page 8

4.   Please tell us how you have accounted for the possible payment of $31.9 million related to the acquisition of Software Advice. Within your response, please tell us the nature of the certain employment conditions to be achieved. Additionally, please tell us if you concluded that this payment is compensation or contingent consideration and how you made that determination. Please refer to paragraphs 24-25 of ASC 805-10-55.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief